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DEC 2 8 2005
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05044939

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2004 (MM/DD/YY) AND ENDING 10/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Waterhouse Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Green Street
(No. and Street)

Jersey City, NJ 07302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri 212-908-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Capital Markets, Inc., as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CAMERON IRAJ
Notary Public, State of New York
No. 02IR5078351
Qualified in Westchester County
Commission Expires May 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Waterhouse Capital Markets, Inc.

Statement of Financial Condition
October 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
TD Waterhouse Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TD Waterhouse Capital Markets, Inc. at October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 22, 2005

TD Waterhouse Capital Markets, Inc.
Statement of Financial Condition
October 31, 2005

Assets		
Cash		$ 944,397
Securities owned, at market value,		
U.S. government and agency obligations	$ 14,976,412	
Corporate stocks	1,467,891	
		16,444,303
Receivable from affiliated clearing broker		351,178
Furniture and equipment, at cost, less accumulated depreciation of $379,332		260,618
Capitalized Software, at cost, less accumulated amortization of $64,613		748,562
Other assets		118,035
Total assets		$ 18,867,093
Liabilities and stockholder's equity		
Liabilities		
Securities sold, not yet purchased, at market value		$ 282,767
Payable to affiliate		47,597
Compensation payable		4,485,221
Accounts payable, accrued expenses and other liabilities		2,028,807
		6,844,392
Commitments and contingent liabilities (Notes 5 and 9)		
Subordinated borrowing		2,000,000
Stockholder's equity		10,022,701
Total liabilities and stockholder's equity		$ 18,867,093

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

TD Waterhouse Capital Markets, Inc. (the "Company") operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded on the NASDAQ Stock Market and the OTC Bulletin Board. The Company is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of The Toronto-Dominion Bank ("TD Bank").

On June 22, 2005, TD Bank entered into an agreement of Sale and Purchase (the "Purchase Agreement") with Ameritrade Holding Corporation (Ameritrade), pursuant to which Ameritrade agreed to purchase from TD Bank all of the capital stock of the Parent. The transaction is expected to close during January 2006, subject to Ameritrade shareholders' approval.

Securities owned and securities sold, not yet purchased, which consist of treasury bills and OTC and listed securities, are carried at market value based on quoted market prices and are recorded on a trade date basis. Principal transactions are also recorded on a trade date basis.

Customers' securities transactions are recorded on a settlement date basis.

Depreciation of furniture and equipment is provided on a straight-line basis generally using estimated useful lives of two to five years.

Management estimates that the carrying value of financial instruments recognized on the statement of financial condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Furniture and Equipment

Furniture and equipment is comprised of the following:

Computer equipment	$ 445,669
Leasehold improvements	117,698
Furniture and fixtures	76,583
	639,950
Less: accumulated depreciation	(379,332)
	$ 260,618

3. Capitalized Software

In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades and enhancements. Amortization is provided on a straight-line basis generally using estimated useful lives of 3 years. At October 31, 2005, these capitalized costs had a book value of $748,562 net of $64,613 of accumulated amortization.

4. Related Party Transactions

Transactions with affiliated clearing broker
The Company clears its securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker is responsible for collecting trading revenue, commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $351,178 at October 31, 2005 represents the net of the current month's activity.

Prior to July 1, 2004, the Parent maintained separate profit sharing and 401 (k) plans. The Parent's Profit Sharing Plan (the "Profit Sharing Plan"), which became effective October 16, 1996, is a defined contribution retirement plan sponsored by the Parent and is generally available to all U.S. employees of the Company. The Profit Sharing Plan was an amendment, restatement and continuation of The Waterhouse Investor Services, Inc. Employee Stock Ownership Plan which was in effect immediately prior to October 16, 1996. Effective July 1, 2004, the Parent merged its Profit Sharing Plan into its 401 (k) plan, and the resulting plan was amended, restated and continued as the TD Waterhouse 401 (k) Profit Sharing Plan (the "Plan").

The Parent also has restricted share unit plans offered to certain employees. Restricted share units are phantom share units with a value equivalent to the Toronto Stock Exchange closing price of TD Bank common shares on the day before the award issuance. These awards vest and mature on the third or fourth anniversary of the award date at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash. Under these plans participants are granted phantom share units equivalent to TD Bank's common stock that are cliff vested over three or four years. TD Bank administers the plans for the grants that were awarded for year 2000 and 2001 and the Parent administers its own plans for grants that were awarded subsequent to 2001. The Parent allocates the cost to the Company on a quarterly basis. The approximate number of units outstanding under all the plans including unvested units at October 31, 2005 is 11,260 with an approximate value of $526,292.

The Parent also has share unit plans that are offered to certain employees. Under these plans participants are granted units of stock appreciation rights (SAR's) equivalent to TD Bank's common stock that generally vest over four years. At the maturity date, the participant receives

cash representing the appreciated value of the units between the grant date and the redemption date. A liability is established by the Company related to the share units awarded. The number of phantom shares outstanding under this plan at 10/31/05 is 16,725 with an approximate value of $781,726.

An affiliate performs certain support services (e.g., accounting, marketing, legal, human resources) for the Company.

Payable to affiliates includes $233,983 sub-debt interest payable to the Parent.

The office space is provided by an affiliate for which the Company pays a monthly amount.

5. Commitments and Contingent Liabilities

In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation and inquiries will not have a material adverse effect on the financial condition or results of operations of the Company.

6. Net Capital Requirements

As a registered broker-dealer and a NASD member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness.

At October 31, 2005, the Company had net capital of $9,332,626, which was $8,332,626 in excess of required net capital.

7. Subordinated Borrowing

The borrowing under a subordinated agreement at October 31, 2005, is as follows:

Subordinated note with Parent, 2.88%, due June 30, 2007	$ 2,000,000

All interest on the subordinated note is payable on June 30, 2007, the maturity date of the subordinated note.

The subordinated borrowing is based on NASD-approved subordination agreement and is therefore available in computing net capital under the Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. Income Taxes

The Company files consolidated Federal and State income tax returns with the Parent.

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2005, all amounts due to or from the Parent for income taxes, including deferred taxes are included in payable to affiliate.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

Securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. The Company engages in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the financial statements for these transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.